FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

        Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of January 2007

Compugen Ltd.

(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

On January 23, 2007 Compugen Ltd. (the "Registrant") issued a Press Release, filed as Exhibit 1 to this Report on Form 6-K, which is hereby incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd.

(Registrant)

By: /s/ Nurit Benjamini

Title: Chief Financial Officer

Date: January 23, 2007

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Exhibit 1

Medarex and Compugen Announce Therapeutic Antibody Co-Development Agreement

Princeton, N.J. and Tel Aviv, Israel; January 23, 2007 - Medarex, Inc. (Nasdaq: MEDX) and Compugen Ltd. (Nasdaq: CGEN) have entered into a collaborative agreement to develop novel monoclonal antibody-based therapeutics for oncology and autoimmune diseases. Under the terms of the agreement, Medarex and Compugen plan to share discovery, development and commercialization responsibilities on antibody-based therapeutics resulting from this collaboration, and share revenues generated from the sale of such therapeutic products.

Under the collaboration, Compugen expects to utilize its proprietary antibody-target discovery engine to identify novel drug targets. Medarex plans to develop fully human antibodies against these targets using its UltiMAb Human Antibody Development System®. The collaboration also provides that Compugen may independently pursue diagnostic applications involving certain antibodies and targets.

"We are pleased with this opportunity to pair our UltiMAb technology with new disease targets that may be generated by Compugen`s target discovery capabilities and to potentially develop novel therapeutics to fight serious and life-threatening conditions," said Irwin Lerner, Chairman of the Board of Directors and Interim President and CEO of Medarex.  "This new partnership also provides us with the potential opportunity to broaden the number of product candidates to treat cancer and autoimmune diseases currently in our pipeline."

"We are very excited about this broad collaboration with Medarex, a recognized world leader in developing antibody based therapies," said Alex Kotzer, CEO and President of Compugen. "This is a strategic move forward for Compugen with respect to collaborating in development and commercialization, as well as research and discovery. In addition, this is our first collaborative agreement in the field of therapeutics, following a number of recent agreements in various areas of diagnostics. We believe Medarex is the ideal partner to work with on our discoveries in the field of antibody targets as we continue to focus our discovery engine approach to new and exciting diagnostic and therapeutic areas."

About Medarex

Medarex is a biopharmaceutical company focused on the discovery, development, and potential commercialization of fully human antibody-based therapeutics to treat life-threatening and debilitating diseases, including cancer, inflammation, autoimmune disorders and infectious diseases. Medarex applies its UltiMAb® technology and product development and clinical manufacturing experience to generate, support and potentially commercialize a broad range of fully human antibody product candidates for itself and its partners. Thirty-six of these therapeutic product candidates derived from Medarex technology are in human clinical testing or have had INDs submitted for such trials, with six of the most advanced product candidates currently in Phase III clinical trials. Medarex is committed to building value by developing a diverse pipeline of antibody products to address the world's unmet healthcare needs. For more information about Medarex, visit its website at www.medarex.com.

About Compugen

Compugen`s mission is to be the world leader in the discovery and licensing of product candidates to the drug and diagnostic industry. The Company`s powerful discovery engines enable the predictive discovery of numerous potential therapeutics and diagnostic biomarkers. This capability results from the Company`s decade-long pioneering efforts in the deeper understanding of important biological phenomena at the molecular level through the incorporation of ideas and methods from mathematics, computer science and physics into biology, chemistry and medicine. To date, Compugen`s product discovery efforts and its initial discovery engines have focused mainly within the areas of cancer, immune-related and cardiovascular diseases. The Company's primary commercialization pathway for its therapeutic and diagnostic product candidates is to enter into milestone and revenue sharing out-licensing and joint development agreements with leading companies. Compugen has established an agricultural biotechnology affiliate - Evogene, and a small-molecule drug discovery affiliate - Keddem Bioscience. For additional information, please visit Compugen's corporate Website at www.cgen.com.

Cautionary Statements

For Medarex: Except for the historical information presented herein, matters discussed herein may constitute forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Statements that are not historical facts, including statements preceded by, followed by, or that include the words "potential"; "believe"; "anticipate"; "intend"; "plan"; "expect"; "estimate"; "could"; "may"; or similar statements are forward-looking statements. Medarex disclaims, however, any intent or obligation to update these forward-looking statements. Risks and uncertainties include risks associated with product discovery and development, uncertainties related to the outcome of clinical trials, slower than expected rates of patient recruitment, unforeseen safety issues resulting from the administration of antibody products in patients, uncertainties related to product manufacturing as well as risks detailed from time to time in Medarex`s public disclosure filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and subsequent Quarterly Reports on Form 10-Q. There can be no assurance that such development efforts will succeed or that other developed products will receive required regulatory clearance or that, even if such regulatory clearance were received, such products would ultimately achieve commercial success. Copies of Medarex`s public disclosure filings are available from its investor relations department.

For Compugen:  This press release may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as  "may", "expects", "anticipates", "believes", and "intends", and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's annual reports filed with the Securities and Exchange Commission.

Medarex®, the Medarex logo and UltiMAb® are registered trademarks of Medarex, Inc. All rights are reserved.

Company contacts:

Medarex, Inc.	Compugen Ltd.

Laura S. Choi	Alon Amit, Ph.D.
Investor Relations	VP Science & Technology, Commercial Operations
Tel: +1-609-430-2880, x2216	Tel: +1-408-896-1238
E-mail: alon.amit@cgen.com

Jean Mantuano	Naomi Rabbie
Corporate Communications (media)	Corporate Communications Manager
Tel: +1-609-430-2880, x2221	Tel: +972-52-598-9894
E-mail: naomir@compugen.co.il

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